Pursuant to 253(g)(2)

File No. 024-12449

Paradyme Fund A II, LLC

(the “Company”)

Supplement No. 1

To the Offering Circular dated June 11, 2024

Date of Supplement September 10, 2024

This document supplements, and should be read in conjunction with, the offering circular of Paradyme Fund A II, LLC (“we”, “our”, “us” or the “Company”), first filed on June 11, 2024, and qualified by the Securities and Exchange Commission (the “SEC”) on August 12, 2024 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this Supplement is to incorporate the Company’s unaudited interim financial statements filed in the Company’s special financial report through form 1-SA on September 9, 2024, which is incorporated herein by reference.